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                             August 8, 2022

       Thomas R. Cangemi
       Chairman, President and Chief Executive Officer
       New York Community Bancorp Inc
       102 Duffy Avenue
       Hicksville, NY 11801

                                                        Re: New York Community
Bancorp Inc
                                                            Post Effective
Amendment to Form S-4
                                                            Filed August 3,
2022
                                                            File No. 333-257045

       Dear Mr. Cangemi:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post Effective Amendment filed August 3, 2022

       General

   1. We note your filing does not include all disclosures required by Form S-4, and that you instead include an
explanatory note directing shareholders to previous filings for those disclosures. Please
provide your legal basis, under the Securities Act Rules or
                                                        requirements of Form
S-4, for your approach and the exclusion of those disclosures.
 Thomas R. Cangemi
FirstName  LastNameThomas  R. Inc
                               Cangemi
New York Community    Bancorp
Comapany
August     NameNew York Community Bancorp Inc
       8, 2022
August
Page 2 8, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-3859
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:      Mark Menting